                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. A)*
                              To a Schedule on 13D
                                       of
                           Tweedy, Browne Company L.P.




                    Under the Securities Exchange Act of 1934

                               MID-AMERICA BANCORP
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    595915109
                                 (CUSIP Number)


                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                  May 24, 1996
             (Date of Event which Required Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).


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CUSIP No. 595915109                                    Page       of       Pages
          ----------------                                  -----    -----
- --------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Tweedy, Browne Company L.P. ("TBC")
- --------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) /   /
                                                                      (b) / X /
- --------------------------------------------------------------------------------
   3    SEC USE ONLY

- --------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

                00
- --------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSED OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)
                                                                          /   /
- --------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OR ORGANIZATION

                Delaware
- --------------------------------------------------------------------------------
                 7    SOLE VOTING POWER  TBC has sole voting power with respect
                       to 73,055 shares held in certain TBC accounts (as
  NUMBER OF            hereinafter defined).  Additionally, certain of the
                       general partners of TBC may be deemed to have sole power
   SHARES              to vote certain shares as more fully set forth herein.
                ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

  OWNED BY             0 shares
                ----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
                       0 shares, except that certain of the general partners of
  REPORTING            TBC may be deemed to have sole power to dispose of
                       certain shares as more fully set forth herein.
   PERSON       ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
    WITH               78,388 shares held in accounts of TBC (as hereinafter
                       defined).
- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                78,388 shares
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          /   /
- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.86%
- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

                BD, IA & PN
- --------------------------------------------------------------------------------











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PRELIMINARY NOTE

     The person filing this Amendment A to a Schedule on 13D is Tweedy, Browne Company L.P. ("TBC") a Delaware limited partnership. (the "Amendment A"). This Amendment A amends a Statement on Schedule 13D filed by TBC dated May 20, 1996 (the "Statement").

     This Amendment A is being filed to correct certain information that appeared in Item 5 of the Statement. This Amendment A contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power. Accordingly, the filing person is no longer subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as set forth more fully in Item 5 below.

     This Amendment A relates to the Common Stock, no par value ("Common Stock"), of Mid-America Bancorp (the "Company"), which, to the best knowledge of the person filing this Amendment A is a company organized under the laws of Kentucky with its principal executive offices located at 500 West Broadway, Louisville, Kentucky.

     Other than as set forth below, to the best knowledge of TBC, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement. Accordingly, those items are omitted from this Amendment A.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 78,388 shares of Common Stock, which constitutes approximately 0.86% of the 9,117,127 shares of Common Stock which TBC believes to the total number of shares of Common Stock outstanding. Such shares are held in the TBC Accounts.

     TBC disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC could be deemed to be the beneficial owner as of the date hereof, is 78,388 shares, which constitutes approximately 0.86% of the 9,117,127 shares of Common Stock which the filing person believes to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC is 78,388 shares, which constitutes approximately 0.86% of the 9,117,127 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner.

     Except as described herein, to the best knowledge of TBC, no person who may be deemed to comprise a group with any of TBC or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 78,388 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 73,055 shares of Common Stock held in certain TBC Accounts.


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     Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 73,055 shares of Common Stock held in certain TBC Accounts.

     (c) During the sixty-day period ended as of the date hereof, TBC purchased shares of the Common Stock in open market transactions, as follows:

REPORTING                                   NO. OF SHARES                               PRICE
PERSON                                      PURCHASED                                   PER SHARE

TBC Accounts

05/03/96                                    40,000                                      $17
05/06/96                                     1,500                                      $17
05/14/96                                     5,000                                      $17 1/4
05/15/96                                       300                                      $17 1/4
05/16/96                                    27,900                                      $17 1/4



     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     (e) TBC is no longer the beneficial owner of 5% of Common Stock as of May 20, 1996.

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                                    SIGNATURE

     Tweedy, Browne Company L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                               TWEEDY, BROWNE COMPANY L.P.

                                               By
                                                  -------------------------
                                                  Christopher H. Browne
                                                  General Partner

Dated: May 24, 1996